internal announcement	Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218

January 27, 2006

Inco Limited announced today that the Canadian Competition Bureau, the regulatory authority in Canada, has indicated that it does not intend to oppose Inco's pending acquisition of Falconbridge Limited.

Inco and Falconbridge continue to proceed on an expedited basis to meet all information and other requests from regulatory authorities from the United States and the European Union to obtain the remaining required regulatory clearances for the transaction.

Important Legal Information
This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.